VIA EDGAR

December 31, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	John Cash, Accounting Branch Chief Leland Benton, Staff Attorney Craig Slivka, Special Counsel

RE:	AeroGrow International, Inc.
Form 10-K for the Year Ended March 31, 2014
Filed June 30, 2014
File No. 1-33531

Dear Mr. Cash:

Set forth is the response of AeroGrow International, Inc. (the “Company”) to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2014, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014 (the “Form 10-K”) filed on June 30, 2014. For your convenience, our responses are proceeded by the staff’s comment to which the responses relate.

April 2013 Scotts Miracle-Gro Strategic Alliance, page 2

Comment:
You do not appear to have filed the following agreements with Scotts Miracle-Gro: 1. Intellectual Property Sale, 2. Technology Licensing, 3. Brand License, and 4. Supply Chain Services. Please file these agreements in future filings.

Response:
In future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2014, the Company will ensure that the Intellectual Property Sale, Technology Licensing, Brand License, and Supply Chain Services agreements are filed.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 40

Comment:
You present SMG Growing Media, Inc. as having beneficial ownership of 30.17% of your stock. We note that the Warrant gives SMG beneficial ownership of 80% of your equity by virtue of being able to acquire 80% of your equity within 60 days. While you state that you did not present the beneficial ownership of your equity that SMG may have by virtue of its holding the Warrant because the number of shares that may be issued upon exercise of the Warrant is unknown, please note that Exchange Act Rule 13d-3(d)(1)(i)(A) does not allow for shares to be excluded from the calculation of beneficial ownership due to the quantity of shares to be issued upon exercise of a warrant being variable. Moreover, it appears quite feasible to calculate what 80% of your outstanding equity would be as of a given date. Please present SMG’s beneficial ownership correctly in future filings.

Response:
SMG Growing Media, Inc. is unable to exercise the warrant until the third anniversary date of the agreement (April 22, 2016) per the Warrant Agreement filed on Form 8-K on April, 23rd, 2013. In future filings, beginning with the Company’s Yearly Report on Form 10-K for the period ended March 31, 2016, the Company will ensure to include the warrant in the beneficial ownership table. In addition, in future filings, beginning with the Company’s Yearly Report on Form 10-K for the period ended March 31, 2015, the Company will ensure to include a clear discussion regarding the date in which SMG Growing Media, Inc. can exercise their warrant.

Certain Relationships and Related Transactions, page 43

Comment:
In future filings please provide a clear discussion of the related party transactions that you have engaged in, rather than referring to other parts of your annual report. Please refer to Item 404(a) of Regulation S-K.

Response:
In future filings, beginning with the Company’s Quarterly Report on Form 10-K for the period ended March 31, 2015, the Company  will ensure that it  provides a clear discussion of the related party transactions that you have engaged in, rather than referring to other parts of your annual report.

Signatures, page 46

Comment:
Please have Mr. Gibbs sign future filings in his capacity as principal accounting officer, if he indeed holds that position. Please refer to Instruction D(2)(a) to Form 10-K.

Response:
In future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2014, the Company will ensure that Mr. Gibbs sign future filings in his capacity as principal accounting officer.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the forgoing, please do not hesitate to contact me at 303-444-7755.

Sincerely,

/s/Grey H. Gibbs
Grey H Gibbs
Vice-President Accounting and Finance
Principal Accounting Officer